

SECURIT 02007748 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42793

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Euro-American Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 Forest Ave SE
(No. and Street)

Mercer Island	Washington	98040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas D. Chenoweth 206-232-9290
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Kobata, PS
(Name — *if individual, state last, first, middle name*)

16300 Christensen Road, Suite 320	Seattle	Washington	98188
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas D. Chenoweth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro-American Equities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public


CURTISS R. NELSON
COMMISSION EXPIRES
NOTARY
PUBLIC
4-19-05
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO-AMERICAN EQUITIES, INC.

FINANCIAL REPORT

December 31, 2001 and 2000

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
16300 CHRISTENSEN ROAD, SUITE 320
SEATTLE, WA 98188-3421
PHONE 206-835-0200
FAX 206-835-7070

INDEPENDENT AUDITORS' REPORT

Board of Directors

We have audited the accompanying statement of financial condition of Euro-American Equities, Inc. (the Company) as of December 31, 2001 and 2000, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-American Equities, Inc. at December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Kobata P.S.

February 28, 2002

SCHNEIDER & KOBATA, P.S.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash and cash equivalents	$ 8,274	$23,863
Commissions receivable	908	236
Equipment (at cost less accumulated depreciation at December 31, 2001 and 2000, of $1,702 and $1,490, respectively)	167	380
Investment	3,300	3,300
Intangible asset (net of $5,500 and $4,124 accumulated amortization at December 31, 2001 and 2000, respectively)	0	1,376
TOTAL ASSETS	$ 12,649	$29,155

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2001	December 31, 2000
STOCKHOLDERS' EQUITY		
Capital stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	$ 5,000	$ 5,000
Additional paid-in-capital	23,559	23,500
Retained earnings (deficit)	(15,910)	655
Total Stockholders' Equity	$ 12,649	$29,155
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,649	$29,155

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	. . . . Year Ended	
	December 31, 2001	December 31, 2000
REVENUE:		
Commissions and fees earned	$ 29,597	$ 79,952
Other income	199	358
	$ 29,796	$ 80,310
EXPENSES:		
Commissions	$ 34,454	$ 64,000
Travel and auto	3,798	3,195
Training and seminars	215	0
NASD assessment and licenses	715	345
Professional fees	1,600	1,500
Insurance	0	1,459
Office supplies	359	81
Dues and subscriptions	225	175
Advertising	0	75
Postage	460	235
Depreciation and amortization	1,588	2,095
Bank service charges	108	64
Printing	7	90
Telecommunications	2,832	3,432
Total Expenses	$ 46,361	$ 76,746
INCOME LOSS) BEFORE INCOME TAXES	$(16,565)	$ 3,564
INCOME TAXES	0	0
NET INCOME (LOSS)	$(16,565)	$ 3,564
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR	655	(2,909)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	$(15,910)	$ 655

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended December 31, 2001 and 2000

	Captial Stock Common		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2000	1,000	$5,000	$23,500	$(2,909)	$ 25,591
Net income	0	0	0	3,564	3,564
Balances at December 31, 2000	1,000	$5,000	$23,500	655	$ 29,155
Contribution to capital	0	$ 0	$ 59	$ 0	$ 59
Net loss	0	0	0	(16,565)	(16,565)
Balances at December 31, 2001	1,000	$5,000	$23,559	$(15,910)	$ 12,649

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	Year Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(16,565)	$ 3,564
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	1,588	2,095
(Increase) decrease in current assets:		
Commissions receivable	(671)	259
Net cash provided by (used in) operating activities	$(15,648)	$ 5,918
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	$ 0	$(3,300)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	$ 59	$ 0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(15,589)	$ 2,618
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	23,863	21,245
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,274	$23,863
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Interest paid	$ 0	$ 0
Income taxes paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements and notes are representations of Euro-American Equities, Inc. (the Company) management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash

For the purposes of the comparative statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

No provision for losses on receivable commissions is provided as all commissions are deemed to be collectible.

Property

Property is depreciated over an estimated useful life of five years using an accelerated method.

Income Taxes

Income taxes are based on the tax effects of transactions reported in the financial statements regardless of the period in which such items are recognized for income tax purposes.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

Direct-response advertising consists primarily of an internet website. The capitalized costs of developing this site are being amortized over three years.

At December 31, 2000, $5,500 of advertising was reported less accumulated amortization of $5,500. Expense amortized in 2001 and 2000 was $1,376 and $1,833, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

All of the Company's revenue is generated from financial products sold by the shareholders of the Company. Commissions paid or accrued to these shareholders during 2001 and 2000 were $34,454 and $64,000.

3. INCOME TAXES

The provision for income taxes consists of the following components:

	2001	2000
Current taxes	$0	$ 535
Tax benefit of net operating loss carryforward	0	(535)
Provision for income taxes	$0	$ 0

The Company has unused net operating loss carryforwards of $16,694 at December 31, 2001 which is available to offset taxable income in future years. These losses expire as follows:

December 31, 2012	$ 129
December 31, 2016	16,565
Total	$16,694

4. HISTORY

The Company was formed on June 20, 1990 and is engaged in the general securities business as a broker/dealer with the Securities and Exchange Commission. It is a member of the National Association of Security Dealers. The Company's clients are a diverse group of individuals with no concentration in any sector or region.

5. INVESTMENT

As part of a 2000 securities offering, the Corporation purchased 300 warrants to purchase 1200 shares of The NASDAQ Stock Market, Inc. The warrants have the following expiration dates:

Maximum Number Of Shares Exercisable	Exercise Period From	Exercise Period To
300	June 28, 2002	June 27, 2003
300	June 30, 2003	June 25, 2004
300	June 30, 2004	June 27, 2005
300	June 30, 2005	June 27, 2006

These warrants have no readily determinable fair market value and are shown at cost on the financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I

EURO-AMERICAN EQUITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	December 31, 2001	December 31, 2000
Total stockholders' equity	$12,649	$29,155
Deduct ownership equity not allowable for net capital	0	0
Total ownership equity qualified for net capital	$12,649	$29,155
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	0	0
Total capital and allowable subordinated liabilities	$12,649	$29,155
Deductions and/or charges - nonallowable assets	(3,468)	(5,056)
Other deductions and/or charges	0	0
Net capital before haircuts on securities positions	$ 9,181	$24,099
Haircuts on other securities	(407)	(393)
Net capital	$ 8,774	$23,706

See independent auditors' report.

SCHEDULE II

EURO-AMERICAN EQUITIES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS

	Year Ended December 31, 2001	Year Ended December 31, 2000
Balance, beginning of year	$0	$0
Increases	0	0
Decreases	0	0
Balance, end of year	$0	$0

See independent auditors' report.

SCHEDULE III

EURO-AMERICAN EQUITIES, INC.

RECONCILIATION BETWEEN AUDITED NET CAPITAL AND UNAUDITED NET CAPITAL (FOCUS REPORT)

	Year Ended December 31, 2001	Year Ended December 31, 2000
Unaudited net capital under rule 15c3-1	$ 8,774	$23,706
Adjust December 31 payables	0	0
Adjust December 31 cash balance	0	0
Adjust December 31 depreciation and amortization expense	1,588	2,095
Adjust December 31 non-allowable assets	(1,588)	(2,095)
Audited net capital under rule 15c3-1	$ 8,774	$23,706

See independent auditors' report.

SCHEDULE IV

EURO-AMERICAN EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

	December 31, 2001	December 31, 2000
Securities subject to a lien, security monies borrowed or securities loaned to another broker or dealer or clearing corporation	$0	$0
Securities included on the books and records as failed to receive for more than 30 calendar days	$0	$0
Securities receivable as a security dividend receivable, stock split or similar distribution for more than 45 calendar days	$0	$0

See independent auditors' report.



CERTIFIED PUBLIC ACCOUNTANTS
16300 CHRISTENSEN ROAD, SUITE 320
SEATTLE, WA 98188-3421
PHONE 206-835-0200
FAX 206-835-7070

EURO-AMERICAN EQUITIES, INC.
REPORT OF MATERIAL INADEQUACIES AND INTERNAL CONTROL

December 31, 2001 and 2000

As part of our examination of the financial statements of Euro-American Equities, Inc. for the years ended December 31, 2001 and 2000 we made a study and evaluation of the Company's system of internal control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature and timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our study was more limited then would be necessary to express an opinion on the system of internal accounting control taken as a whole.

Our study and evaluation was made for the limited purpose described in the preceding paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Euro-American Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

This report is intended solely for use by the U.S. Securities and Exchange Commission and should not be used for any other purpose.

Schneider & Kobata P.S.

February 28, 2002 SCHNEIDER & KOBATA, P.S.